March 18, 1998



Pease Oil and Gas Company
751 Horizon Court, Suite 203
Grand Junction, CO 81506

We are providing this letter to you for inclusion as an exhibit to your Form-10KSB filing pursuant to Item 602 of Regulation S-B.

We have read management's justification for the change in accounting from the successful efforts method to the full cost method contained the Company's Form 10-KSB for the year ended December 31, 1997. Based on our reading of the data and discussions with Company officials about the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.


/s/ Hein + Associates LLP
HEIN + ASSOCIATES LLP